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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                                  I-trax, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45069D 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069D 10 4
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Nantucket Healthcare Ventures I, LP
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
              ..................................................................

       (b)    ...X..............................................................
--------------------------------------------------------------------------------
3.     SEC Use Only.............................................................
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization:  Delaware .........................
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power:  None
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power 2,149,203
Owned by            ------------------------------------------------------------
Each Reporting      7.  Sole Dispositive Power:  None
Person With         ------------------------------------------------------------
                    8.  Shared Dispositive Power:  2,149,203
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:.2,149,203..
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions).......................................................
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9) 11%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45069D 10 4
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Nantucket Group LLC
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
              ............................................................

       (b)    ...X........................................................
--------------------------------------------------------------------------------
3.     SEC Use Only.............................................................
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization:  Delaware ...................
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power:  None
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power: 2,149,203
Owned by            ------------------------------------------------------------
Each Reporting      7.  Sole Dispositive Power:  None
Person With         ------------------------------------------------------------
                    8.  Shared Dispositive Power:  2,149,203
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:.2,149,203..
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)...
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9) 11%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer: I-trax, Inc.

     (b)  Address of Issuer's Principal Executive Offices: One Logan Square, 130
          N. 18th Street, Suite 2615, Philadelphia, PA 19103


Item 2.

     (a) Name of Persons Filing: Nantucket Group LLC; Nantucket Healthcare Ventures I, LP

     (b) Address of Principal Business Office or, if none, Residence: 489 East London Grove Road, West Grove, PA 19390

     (c)  Citizenship: Both formed in Delaware

     (d)  Title of Class of Securities: Common Stock, par value $0.001 per share

     (e)  CUSIP Number: 45069D 10 4


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)   [   ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

    (b)   [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)   [   ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

    (d)   [   ]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C 80a-8).

    (e)   [   ]  An investment adviser in accordance with
                 ss.240.13d-1(b)(1)(ii)(E).

    (f)   [   ]  An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

    (g)   [   ]  A parent holding company or control person in accordance with
                 ss.240.13d-1(b)(1)(ii)(G);

    (h)   [   ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)   [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

    (j)   [   ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned:  2,149,203.

    (b)   Percent of class:    11%.

    (c)   Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote   None.

          (ii)   Shared power to vote or to direct the vote: 2,149,203.

          (iii)  Sole power to dispose or to direct the disposition of: None.

          (iv)   Shared power to dispose or to direct the disposition of:
                 2,149,203.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).


Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Instruction: Dissolution of a group requires a response to this item.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.


Item 8.   Identification and Classification of Members of the Group

Not Applicable.


Item 9.   Notice of Dissolution of Group

Not Applicable.


Item 10.  Certification

Not Applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 13, 2001
                                           ----------------------------------
                                                       Date

                                           Nantucket Healthcare Ventures, I, LP

                                           By: Nantucket Group, LLC

                                           By: /s/ Frank A. Martin
                                              -------------------------------
                                              Frank A. Martin, its
                                              Managing Director

                                           Nantucket Group, LLC

                                           By: /s/ Frank A. Martin
                                              -------------------------------
                                             Frank A. Martin, its
                                             Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)